                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                          CADENCE RESOURCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    78069310
                      -------------------------------------
                                 (CUSIP Number)

                             Nathan A. Low Roth IRA
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 18 pages
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                                  SCHEDULE 13D

==========================             13D
CUSIP NO.  78069310
==========================

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       Nathan A. Low Roth IRA

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       N/A
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           2,166,668 shares of Common Stock, including
        NUMBER OF          1,083,334 shares underlying warrants
         SHARES       ----------------------------------------------------------
      BENEFICIALLY     8   SHARED VOTING POWER
        OWNED BY           None
          EACH        ----------------------------------------------------------
       REPORTING       9   SOLE DISPOSITIVE POWER
         PERSON            2,166,668 shares of Common Stock, including
          WITH             1,083,334 shares underlying warrants
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,166,668 shares of Common Stock, including 1,083,334 shares underlying warrants
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------


                               Page 2 of 18 pages
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--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       As of the date of the filing of this report, the 2,166,668 shares of Common Stock constituted 27.5% of the Common Stock of the Issuer (based upon the number of outstanding shares set forth in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002, and a private placement of 2,166,668 units by the Issuer on April 10, 2002. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share.).
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

     This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed on April 22, 2002, by the Nathan A. Low Roth IRA and relates to the common stock, par value $.01 per share, of Cadence Resources Corporation, a Utah corporation. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Cadence Resources Corporation, a Utah corporation, the principal executive offices of which are located at 6 East Rose Street, Walla Walla, Washington 99362.

Item 2. Identity and Background

     This statement is being filed on behalf of the Nathan A. Low Roth IRA. The Nathan A. Low Roth IRA is an individual retirement account. Nathan A. Low, for his own benefit, makes all of the investment and voting decisions for the Nathan
A. Low Roth IRA. The business address of the Nathan A. Low Roth IRA is c/o Sunrise Securities Corp., 135 East 57th Street 11th Floor, New York, NY 10022.

     Nathan Low is an individual, a citizen of the United States and makes all of the investment and voting decisions for the Nathan A. Low Roth IRA. He is President of Sunrise Securities Corp., a registered broker-dealer specializing in technology and undervalued hard asset companies. His business address is Sunrise Securities Corp., 135 East 57th Street 11th Floor, New York, NY 10022.

     During the last five years, Nathan Low, has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     This Item 3 is hereby amended and restated in its entirety to read as follows:

     On April 10, 2002, as part of a private placement offered by the Issuer, the Nathan A. Low Roth IRA entered into a subscription agreement to purchase, for $325,000, 1,083,334 units from the Issuer. Each unit consisted of one share of Common Stock and a warrant, expiring in

                               Page 3 of 18 pages
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April 2007, to purchase one share of Common Stock at $0.30 per share. The sale of the units was be conducted in two tranches, with 582,834 units purchased on April 10, 2001, and 500,500 units purchased on May 3, 2002.

Item 4. Purpose of Transaction

     The Nathan A. Low Roth IRA acquired the units for investment purposes only.

     The Nathan A. Low Roth IRA does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Based upon the number of outstanding shares of Common Stock set forth in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002, The Nathan A. Low Roth IRA's beneficial ownership of 2,166,668 shares of Common Stock constitutes beneficial ownership of 27.5% of the total number of shares of outstanding Common Stock of the Issuer (based upon the number of outstanding shares set forth in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002, and a private placement of 2,166,668

                                  Page 4 of 18 pages
     units by the Issuer on April 10, 2002. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share).

(b) The Nathan A. Low Roth IRA has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 2,166,668 shares of Common Stock.

(c) Except as reported in Item 3, during the past sixty days, the Nathan A. Low Roth IRA has not effected any transactions in shares of Common Stock.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and restated in its entirety to read as follows:

     On April 10, 2002, as part of a private placement offered by the Issuer, the Nathan A. Low Roth IRA entered into a subscription agreement to purchase, for $325,000, 1,083,334 units from the Issuer. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share. The sale of the units was be conducted in two tranches, with 582,834 units purchased on April 10, 2001, and 500,500 units purchased on May 3, 2002.

     The Issuer is obligated to undertake one registration of the purchased Common Stock (including the Common Stock underlying the warrants) at the demand of the Nathan A. Low Roth IRA. The Issuer shall undertake such registration within 30 days of such demand, or immediately following the end of the next reporting period of the Issuer, whichever is longer. The Nathan A. Low Roth IRA shall also be entitled at all times to registration of the purchased Common Stock (including the Common Stock underlying the warrants) upon the registration by the Issuer of any similar securities on behalf of other holders.

     This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed on April 22, 2002, by the Nathan A. Low Roth IRA and relates to the common stock, par value $.01 per share (the "Common Stock"), of Cadence Resources Corporation, a Utah corporation (the "Company"). Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 7.  Material to be Filed as Exhibits

     Item 7 is hereby amended to add Exhibit (2) Form of Warrant.

     (1) Form of subscription agreement, dated April 10, 2002, between the Nathan A. Low Roth IRA and Cadence Resources Corporation.

     (2) Form of Warrant, dated April 10, 2002.


                               Page 5 of 18 pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: May 9, 2002


                                             /s/ Nathan A. Low
                                             -----------------
                                             Name: Nathan A. Low, on behalf of
                                                   the Nathan A. Low Roth IRA





                               Page 6 of 18 pages

Exhibit 1

                             SUBSCRIPTION AGREEMENT
                                    REGARDING
                          CADENCE RESOURCES CORPORATION
                               A UTAH CORPORATION


1. SUBSCRIPTION: The undersigned, Nathan Low (the "Subscriber") hereby subscribes for the purchase of 1,083,334 units of the $0.01 par value common stock of Cadence Resources Corporation (the "Company" or "Issuer"), in consideration of the sum of $325,000 and submits the total subscription price with this subscription agreement. Each unit consists of one share of $0.01 par value common stock and one warrant exercisable at $0.30 for a period of five years from the date of this subscription agreement. Such subscription is subject to the following terms and conditions:

2. REPRESENTATIONS AND WARRANTIES: The undersigned Subscriber hereby represents and warrants to the Company:

         a. The undersigned Subscriber understands that such units are classified as a security and that such security HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION; ANY STATE SECURITIES AGENCY; OR ANY FOREIGN SECURITIES AGENCY.

         b. The undersigned Subscriber is not acting as an underwriter in this placement and would be acquiring the units solely for investment for his or her own account and not with a view to, or for, resale in connection with any distribution within the meaning of any federal securities act, state securities act or any other applicable federal or state laws.

         c. The undersigned Subscriber understands the speculative nature and risks of investments associated with the Company, and particularly those associated with the exploration of oil and gas wells, and confirms that the investment would be suitable and consistent with his or her investment program; that his or her financial position enable him or her to bear the risks of this investment; and, that there is a limited public market for the units subscribed for herein.

         d. The units subscribed for herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of, if such disposition will violate any federal and/or state securities acts. Disposition shall include, but is not limited to acts of selling, assigning, transferring, pledging, encumbering, hypothecating, giving, and any form of conveying, whether voluntary or not.

         e. To the extent that any federal, and/or state securities laws shall require, the Subscriber hereby agrees that any units acquired pursuant to this Agreement shall

                               Page 7 of 18 pages
         be without preference as to assets.

         f. The Company shall be obligated to undertake one registration of the securities purchased herein at the demand of the Subscriber. The Issuer shall undertake such registration within thirty days of such demand, or immediately following the end of the next reporting period of the Company, whichever is longer. The Subscriber shall also be entitled at all times to registration of the purchased securities upon the registration by the Company of any similar securities on behalf of other holders. Any registration statement filed will cover all stock and stock underlying the subject warrants that are then owned by the Subscriber. Once effective, the Company shall maintain the effectiveness of said registration statement for a minimum three-year period. At the option of the Subscriber, such registration rights would also be extended by the Company to any future transferees who acquire the subject shares or warrants from the Subscriber. Other than these exceptions, the Company is under no other obligations to register or seek an exemption under any federal securities act, state securities act, or any foreign securities act for any of the securities subscribed for herein of the Company or to cause or permit such to be transferred in the absence of an exemption.

         g. The Subscriber has had the opportunity to ask questions of the Company and has received additional information from the Company to the extent that the Company possessed such information, necessary to evaluate the merits and risks of any investment in the units. Further, the Subscriber has been given: (1) All material books, records, and financial statements of the Company; (2) all material contracts and documents relating to the proposed transaction; and, (3) an opportunity to question the appropriate executive officers of the Company.

         h. The Subscriber has satisfied the suitability standards imposed by his or her applicable state laws and has a preexisting personal and business relationship with the Company.

         i. The Subscriber has adequate means of providing for his current needs and personal contingencies and has no need to sell the securities in the foreseeable future (that is at the time of the investment, Subscriber can afford to hold the investment for an indefinite period of time).

         j. The Subscriber has sufficient knowledge and experience in financial matters to evaluate the merits and risks of this investment and further, the Subscriber is capable of reading and interpreting general business plans.


3. LIMITED POWER OF ATTORNEY: The undersigned Subscriber hereby constitutes and appoints and grants to John Ryan, his limited attorney-in-fact and agent to sign for him and act in his name, place and stead, in any and all capacities to execute any or all documents to be filed with the United States Securities and Exchange Commission and any governmental

                               Page 8 of 18 pages
     agency, federal, state or otherwise in connection with any securities filings, including, but not limited to: amendments, exhibits, agreements concerning shareholders, and granting said limited attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said limited attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


4.   STATUS OF PURCHASER:

     A.    Member of a Security Dealer Organization

     [ ] I am not a member of, or an associate or affiliate of a member of the National Association of Securities Dealers.
     [ ] I am a member of, or an associate or affiliate of a member of the National Association of Securities Dealers. I hereby represent that my firm has agreed to my participation in this investment.

     B.    Accredited Investor Status

     I am an Accredited Investor because (please check all the appropriate box or boxes):

     [ ] I have a net worth in excess of $1 million exclusive of my personal residence and furnishings;

     [ ]   My personal income in each of the last two years exceeded $200,000;

     [ ] My combined income with my spouse in each of the last two years exceeded $300,000.

5. MISCELLANEOUS: This Subscription Agreement shall be binding upon the parties hereto, their heirs, executors, successors, and legal representatives. The law of the State of New York shall govern the rights of the parties to this Agreement. This Agreement is not assignable without the prior written consent of the Company, and any attempt to assign any rights, duties or obligations which arise under this Agreement without the Company's prior express written consent shall be void.

     The undersigned Subscriber hereby declares and affirms that he or she has read the within and foregoing Subscription Agreement, is familiar with the contents thereof and agrees to abide by there terms and conditions therein set forth, and knows the statements therein to be true and correct.

     I hereby consent to the use of my name in any prospectus or registration statement which may be filed in connection with any public offering of the Company's securities.

     IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this


                               Page 9 of 18 pages

______day of March, 2002, at New York, New York.


                                                SUBSCRIBER


                                                --------------------------------
                                                Signature


                                                --------------------------------
                                                Address


                                                --------------------------------
                                                City, State, and Zip Code


ACCEPTED BY CADENCE RESOURCES CORPORATION

BY:
   -------------------------------------
   John P. Ryan, Secretary & Vice-President


                               Page 10 of 18 pages

Exhibit 2
---------

NUMBER OF SHARES OF COMMON STOCK: 1,083,334                  CDNR WARRANT NO. 03


                                     WARRANT

                                   to Purchase
                          Common Stock, $.01 Par Value

                                       of

                          CADENCE RESOURCES CORPORATION
                               a Utah corporation


THIS IS TO CERTIFY THAT for value received, the Nathan A. Low Roth IRA (the "Holder"), is entitled to purchase from Cadence Resources Corporation, a Utah corporation (herein below called the "Issuer" or the "Company"), on or after April 15, 2002, but not later than 5:00 p.m. eastern standard time on April 15, 2007 (the "Expiration Date"), 1,083,334 shares of the Company's Common Stock, in whole or in part, at a purchase price of $0.30 per share of Common Stock, all on the terms and conditions herein below provided.

     Section 1. Certain Definitions. As used in this Warrant, unless the context otherwise requires:

         "Common Stock" shall mean the Issuer's authorized Common Stock, with $0.01 par value.

         "Common Stock Warrant" or "Warrant" shall mean this Warrant for the purchase of up to 1,083,334 shares, in the aggregate, of Common Stock, and all additional or new warrants issued upon division or combination of, or in substitution for, this Warrant. All such additional or new warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised.

         "Exercise Price" shall mean the purchase price of $0.30 per share of Common Stock unless otherwise inapplicable by other terms of this warrant.

         "Marketable Securities" shall mean securities registered under the Securities Act of 1933 (the "Securities Act") and, if such securities are held by an affiliate of the Issuer, which are permitted to be sold under Rule 144 in a single ninety-day period.

         "Warrant Stock" shall mean the shares of Common Stock purchasable by the holder of a Warrant upon the exercise of such Warrant.

     Section 2. Exercise of Warrant. This Warrant may be exercised in whole or in part on or after April 15, 2002 and thereafter through the Expiration Date.


                               Page 11 of 18 pages

     The Holder of this Warrant may exercise this Warrant, in whole or in part by delivering to the Issuer at its office maintained for such purpose pursuant to Section 12, (i) a written notice of such Holder's election to exercise this Warrant, which notice shall specify the number of shares of Common Stock to be purchased, (ii) this Warrant and (iii) a sum equal to the aggregate of the Exercise Price for such shares of Common Stock, by wire transfer in immediately available funds. In the event the market price of the common stock of the Company is in excess of $1.50 at the time of the exercise, the Holder may exercise all or part of this Warrant without tendering further monetary consideration in the same manner as set forth above.

     Such notice shall be in the form of the Subscription Form set out at the end of this Warrant. Upon delivery thereof, the Issuer shall cause to be executed and delivered to such Holder within two business days, a certificate or certificates representing the aggregate number of fully-paid and nonassessable shares of Common Stock issuable upon such exercise.

     Subject to the restriction in Section 9, the stock certificate or certificates for Warrant Stock so delivered shall be in such denominations as may be specified in said notice and shall be registered in the name of such Holder or such other name or names as shall be designated in said notice. Such certificate or certificates shall be deemed to have been issued and such Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares, including to the extent permitted by law the right to vote such shares or to consent or to receive notice as a shareholder, as of the time said notice is delivered to the Issuer as aforesaid. If this Warrant shall have been exercised only in part, the Issuer shall, at the time of delivery of such certificate or certificates, deliver to such Holder a new Warrant dated the date it is issued, evidencing the rights of such Holder to purchase the remaining shares of Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of such Holder, appropriate notation may be made on this Warrant and the Warrant shall be returned to such Holder.

     The Issuer shall pay all expenses, taxes and other charges payable in connection with the preparation, issue and delivery of stock certificates under this Section 2.

     All shares of Common Stock issuable upon the exercise of this Warrant in accordance with the terms hereof shall be validly issued, fully paid and nonassessable, and free from all liens and other encumbrances thereon, other than liens or other encumbrances created by the Holder hereof, and shall be delivered within two business days of their exercise.

     Section 3. Adjustment of Exercise Price and Warrant Stock. (a) If the Issuer shall at any time prior to the Expiration Date subdivide its outstanding Common Stock, by split-up or otherwise, or combine its outstanding Common Stock, or issue additional shares of its Common Stock in payment of a stock dividend, or undertake a reverse or forward split of the issued and outstanding shares of the Company, in respect of its Common Stock, the number of shares of Warrant Stock then issuable on the exercise of the unexercised portion of this Warrant shall forthwith be proportionately adjusted for stock splits as necessary, or increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination, and the Exercise Price then applicable to shares covered by the unexercised portion of this Warrant shall forthwith be proportionately adjusted for stock splits as necessary, decreased in the case of a subdivision or stock dividend, or proportionately increased in the case of a combination. Whenever the Exercise Price is adjusted as herein provided, the Issuer shall promptly deliver to

                               Page 12 of 18 pages
the registered Holder of this Warrant a certificate of its principal financial officer setting forth the Exercise Price after such adjustment and a brief statement of the facts requiring such adjustment. Further, the strike price of $1.50 set forth in Section 2 regarding a "cashless" exercise of the Warrant shall also be proportionately adjusted for stock splits as necessary, decreased in the case of a subdivision or stock dividend, or proportionately increased in the case of a combination.

     (b) If at any time or from time to time after April 15, 2002, the Company issues or sells, or is deemed by the express provisions of this subsection(b)(i) to have issued or sold, Additional Shares of Common Stock (as hereinafter defined) (other than (A) shares issued as a dividend or other distribution on any class of stock, as provided in subsection(a) above, (B) upon a subdivision or combination of shares of Common Stock as provided in subsection(a) above, (C) options to purchase shares of Common Stock issued or issuable to officers, directors, employees, agents or consultants of the Company pursuant to stock options or equity incentive plans approved by the Board of Directors of the Company and representing not more than 15% of the outstanding Common Stock as of April 15, 2002, and the shares of Common Stock issued or issuable upon exercise thereof, (D) shares issued or issuable upon conversion of shares of preferred stock, or (E) shares issued by the Company for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination or strategic alliance approved by the Board of Directors of the Company and holders of at least a majority of the then-outstanding shares of Common Stock (the "Exempt Issuances")) for an Effective Price (as hereinafter defined) less than the then existing Exercise Price, the then existing Exercise Price shall be reduced to the Effective Price of such Additional Shares of Common Stock. "Additional Shares of Common Stock" shall mean all shares of Common Stock issued or deemed issued by the Company after April 15, 2002, whether or not subsequently reacquired or retired by the Company, other than shares of Common Stock issued as Exempt Issuances. The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 3 into the aggregate consideration received, or deemed to have been received, by the Company for such issue under this Section 3, for such Additional Shares of Common Stock.

     (1) For the purpose of making any adjustment required under this subsection(b), the consideration received by the Company for any issue or sale of securities shall (A) to the extent it consists of cash be computed at the amount of cash received by the Company, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board of Directors and (C) if Additional Shares of Common Stock, Convertible Securities (as hereinafter defined) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

     (2) For the purpose of the adjustment required under this subsection(b), if the Company issues or sells any rights or options for the purchase of, or stock or other securities convertible into or exchangeable for, Additional Shares of Common Stock or rights or options for the purchase of securities so convertible or exchangeable (such rights, options, convertible or exchangeable stock or securities being hereinafter referred to as "Convertible Securities"), and if

                              Page 13 of 18 pages
the Effective Price of such Additional Shares of Common Stock ultimately issuable pursuant thereto is less than the then existing Exercise Price, then in each case the Company shall be deemed to have issued at the time of the issuance of such Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise, conversion or exchange thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such Convertible Securities, plus, the minimum amounts of consideration, if any, payable to the Company upon the exercise, conversion or exchange thereof. No further adjustment of the Exercise Price, adjusted upon the issuance of Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise, conversion or exchange of any such Convertible Securities. If Convertible Securities issued are options or rights to purchase other securities which in turn are exercisable or convertible into Additional Shares of Common Stock, the above calculation shall include the minimum amount of consideration, if any, payable to the Company upon exercise of such options or rights as well as the minimum amount of consideration, if any, payable to the Company upon the ultimate exercise, conversion or exchange of such securities for Additional Shares of Common Stock. If any such rights or options or the conversion or exchange privilege represented by any such Convertible Securities shall expire without having been exercised, the Exercise Price adjusted upon the issuance of such Convertible Securities shall be readjusted to the Exercise Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise, conversion or exchange of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, conversion or exchange, plus the consideration, if any, actually received by the Company for the granting of all such Convertible Securities, whether or not exercised, converted or exchanged, plus the consideration received for issuing or selling the Convertible Securities actually exercised, converted or exchanged, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the exercise, conversion or exchange of such Convertible Securities. A similar readjustment will be made if the amount actually paid to the Company upon exercise or conversion of any Convertible Securities exceeds the minimum amount assumed pursuant to this subection 3(b)(2).

     Section 4. Consolidation and Mergers. (a) In case of any consolidation with or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the surviving or continuing corporation), or in case of any sale, lease, or conveyance to another corporation of the property and assets of any nature of the Company as an entirety or substantially as an entirety, such successor, leasing, or purchasing corporation, as the case may be, shall (i) execute with the Holder an agreement providing that the Holder shall have the right thereafter to receive upon exercise or conversion of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such consolidation, merger, sale, lease, or conveyance by a holder of the number of shares of Common Stock for which this Warrant might have been exercised or converted immediately prior to such consolidation, merger, sale, lease, or conveyance, and (ii) make effective provision in its certificate of incorporation or otherwise, if necessary, to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 3.

                              Page 14 of 18 pages

     (b) In case of any reclassification or change of the shares of Common Stock issuable upon exercise or conversion of this Warrant (other than a change in par value or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (other than a change in par value, or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), the Holder shall have the right thereafter to receive upon exercise or conversion of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such reclassification, change, consolidation, or merger by a holder of the number of shares of Common Stock for which this Warrant might have been exercised or converted immediately prior to such reclassification, change, consolidation, or merger. Thereafter, appropriate provision shall be made for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 3.

     (c) The above provisions of this Section 4 shall similarly apply to successive reclassifications and changes of shares of Common Stock and to successive consolidations, mergers, sales, leases, or conveyances.

     Section 5. Certain Notices. If at any time prior to the expiration or exercise of this Warrant, the Issuer shall pay any dividend or make any distribution on shares of Common Stock in shares of Common Stock or make any other distribution to all holders of Common Stock; or to issue any rights, warrants, or other securities to all holders of Common Stock entitling them to purchase any Additional Shares of Common Stock or any other rights, warrants, or other securities; or to effect any reclassification or change of outstanding shares of Common Stock, or any consolidation, merger, sale, lease, or conveyance of property, described in Section 4; or to effect any liquidation, dissolution, or winding-up of the Company; or to take any other action which would cause an adjustment to the Exercise Price, the Company shall cause notice thereof to be mailed, first class, postage prepaid, to the registered Holder of this Warrant at least twenty days prior to the date as of which the holders of record of shares of Common Stock are entitled to receive any such dividend, distribution, rights, warrants, or other securities are to be determined; or the date on which any such reclassification, change of outstanding shares of Common Stock, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up is expected to become effective; or the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange their shares for securities or other property, if any, deliverable upon such reclassification, change of outstanding shares, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up; or the date of any other action which would require an adjustment to the Exercise Price. The Company shall also provide to the registered Holder of this Warrant at least twenty days prior written notice of the closing of the sale of shares of Common Stock in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

     Section 6. Reservation and Authorization of Common Stock. The Issuer shall at all times reserve and keep available for issuance upon the exercise of Warrant such number of its

                              Page 15 of 18 pages
authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of the Warrant.

     Section 7. Stock and Warrant Books. The Issuer will not at any time, except upon dissolution, liquidation or winding up, close its stock books or Warrant books so as to result in preventing or delaying the exercise of the Warrant.

     Section 8. No Voting Rights. This Warrant shall not entitle the Holder hereof to any voting rights or other rights as a shareholder of the Issuer.

     Section 9. Investment Representations; Restrictions on Transfer of Warrant and Warrant Stock. The Holder represents and agrees that: (i) upon exercise of the Warrant, Holder will acquire the Warrant Stock for its own account for investment and not with any intent or view to any distribution, resale or other disposition of the Warrant Stock; (ii) it will not sell or transfer the Warrant or the Warrant Stock, unless such are registered under the Securities Act of 1933 (the "Act"), except in a transaction that is exempt from registration under the Act; and (iii) each certificate issued to represent any of the Warrant Stock shall bear a legend calling attention to the foregoing restrictions and agreements unless such shares have been previously registered. The Company may require, as a condition of the exercise of the Warrant, that the Holder hereof sign such further representations and agreements as it reasonably determines to be necessary or appropriate to assure and to evidence compliance with the requirements of the Act.

     Section 10. Loss, Destruction of Warrant Certificates. Upon receipt of evidence satisfactory to the Issuer of the loss, theft, destruction or mutilation of the Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of the Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of shares of Common Stock.

     Section 11. Amendments. The terms of this Warrant may be amended, and the observance of any term herein may be waived, but only with the written consent of the Issuer as authorized by its Board of Directors and the Holder of this Warrant.

     Section 12. Office of the Issuer. So long as this Warrant remains outstanding, the Warrant may be presented for exercise, division or combination as in this Warrant provided, to the Issuer at its office at 6 East Rose Street, P.O. Box 2096, Walla Walla, WA 99362, unless and until the Issuer shall designate and maintain some other office for such purposes and deliver written notice thereof to the Holder of the Warrant.

     Section 13. Notices Generally. Any notice, demand or delivery pursuant to the provisions hereof shall be sufficiently delivered or made if sent by first class mail, postage prepaid, addressed to the Nathan A. Low Roth IRA at its last known address appearing on the books of the Issuer, or to the Issuer at its principal executive office at the address set forth in Section 13, or such other address as shall have been furnished to the party giving or making such notice, demand or delivery.

                              Page 16 of 18 pages

     Section 14. Successors and Assigns. This Warrant shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

     Section 15. Governing Law. This Warrant shall be governed by and construed in accordance with the Laws of the State of New York, without regard to its rules as to conflicts of law.


     IN WITNESS WHEREOF, the Issuer has caused this Warrant to be signed in its name by its President or a Vice President and attested by a notary public.

                Dated: April 15, 2002.

                                       CADENCE RESOURCES CORPORATION,
                                       a Utah corporation


                                       By:
                                          ---------------------------------
                                          Howard M. Crosby
                                          President

ATTEST:


--------------------------
Name: John P. Ryan
Title: Vice President




                              Page 17 of 18 pages

                                SUBSCRIPTION FORM

                 (to be executed only upon exercise of Warrant)


     The undersigned registered owner of this Warrant irrevocably exercises this Warrant for and purchases _______ shares of the Common Stock of Cadence Resources Corporation, a Utah corporation, and herewith makes payment therefore (by wire transfer in accordance with instructions provided by Cadence Resources Corporation in the amount of $___________), all at the price and on the terms and conditions specified in this Warrant, and requests that a certificate or certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to the Nathan A. Low Roth IRA, whose address is ______________________ and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the Common Stock issuable hereunder be delivered to the undersigned.

Dated:


                                           NATHAN A. LOW ROTH IRA


                                           By:
                                              ------------------------------
                                                                         (name)
                                              ---------------------------
                                                                         (title)
                                              ---------------------------







                              Page 18 of 18 pages